PETROGEN




September 8, 2005


Karl Hiller, Branch Chief
United States
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010


Mr. Hiller,

Before we address the six comments on your letter dated August 5, 2005 with respect to our Form 10-KSB for the fiscal year ended December 31, 2004 we would like to acknowledge the following:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope to provide a satisfactory response for each comment and hopefully work with the Commission to resolve each issue through open discussions and then once agreed upon, provide the Commission with one draft revision incorporating any and all changes as an amended filing to the 10-KSB for the fiscal year ended December 31, 2004 which, if satisfactory to the Commission will be filed as an amended Form 10-KSB.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

GENERAL

1. We agree with the comment and will include page numbers to any amended filing as well as all future filings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2. Under the terms of the Joint Operating Agreement ("JOA"), section III "Overhead", subsection 1(i), the Company is under contract to charge the third party a drilling well fixed rate of $16,000 per well per month as compensation for administration, supervision, office services and warehousing costs ( A copy is attached). With respect to complying with Rule 4-10( c )( 6 )( iv ) of Regulation S-X, any costs claimed for reimbursement under this section and section II "Direct Charges" should be charged against the capital cost of the property and not as income. The financial statements currently reflect amounts charges under section III as revenues with the corresponding costs shown as expenses. The Company intends to amend the financial statements to reclassify to the carrying value of the property, both the section III reimbursements and the corresponding costs. This will result in no change to the carrying value of the property, the balance sheet or the reported net income (loss), and will result in a change to certain amounts presented in the statement of operations.

FINANCIAL STATEMENTS

BALANCE SHEET

3. Please note that the "Restricted cash" relates to the Company posting two bonds totaling $45,000, the first for $20,000 to the Mississippi State Oil & Gas Board for our Baxterville Property and the second for $25,000 to the Texas Railroad Commission for our Emily Hawes Property. These amounts have no relationship to the subscription proceeds received and the Company's obligation to issue shares.

     With respect to the presentation of the Company's obligation to issue shares, upon further review of the underlying subscription agreements, it would appear that a reclassification to liabilities would be appropriate.


NOTE 3 - ACQUISITION OF PETROGEN INC.

4. We acknowledge that the current presentation of the accounting for the recapitalization in the Consolidated Statement of Stockholders' Equity (Deficit) may need to be restated to reflect the exchange ratio method and propose to make this change along with any other changes that are agreed upon. The Company's controller will contact the commission directly to obtain further clarification on the specifics of the most appropriate presentation.

5. The reporting and disclosure of this transaction is best described in the Company's September 30, 2003 10-KSB Note 3. The Company believes that is has correctly recorded the transaction using recapitalization principles where net book value accounting was used. Somehow over the past few years, the term "book value of the net assets" in the notes was replaced by the term "fair value of the net assets" in error. Unfortunately, this change was not picked up and corrected. The Company has always used the net book value method of accounting for this transaction.

NOTE 5 - OIL AND GAS PROPERTIES

6. In our June 30, 2005 10-QSB, we included information required under Rule 4-10( c )( 7 )( ii ) of Regulation S-X in our financial statements, a sample of our June 2005 note is below. Please advise if the presentation is satisfactory and which financial statements of prior periods need restatement.


NOTE 4 - OIL AND GAS PROPERTIES UNPROVED

                                          JUNE 30,          DECEMBER 31,
                                            2005                2004
                                          _________         ___________

OIL AND GAS PROPERTIES:                      $                   $
Unproved, not subject to depletion
         Acquisition costs                  408,146           250,646
         Development costs                1,473,087         1,224,763
                                          _________         _________

Net oil and gas properties                1,881,233         1,475,409
                                          =========        ==========



Sincerely,


/s/ SACHA H. SPINDLER
_____________________
    Sacha H. Spindler
    CEO


      Greenway Plaza, 3200 S.W. Freeway, Suite 3300, Houston, Texas, 77027
      Tel: 713-402-6115 / Fax: 713-552-0022 / Toll Free: 1-888-875-1155 /
                            Email: info@petrogen.net
                            Website: www.petrogen.net